Mail Stop 4720   June 5, 2009

Via Facsimile and U.S. Mail

John M. Franck II, Esq.
Vice President and Corporate Secretary
HCA Inc.
One Park Plaza
Nashville, TN 37203

        Re: HCA Inc.
                Registration Statement on Form S-1
                Filed May 27, 2009
                File No. 333-159511

Dear Mr. Franck:

        This is to advise you that we have limited our review of the above information statement
to the issues identified below. We will make no further review of this filing.

        Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

General

1. When registering a class of debt securities, you are required to deliver a legal opinion
    concerning the laws of the state governing the applicable indenture. A portion of the
    offering described in your registration statement constitutes debt securities issued under
    an indenture you entered into in December 1993, and supplemented four times
    subsequently, which is governed by New York law. The opinion of your outside counsel,
    Simpson Thacher & Bartlett LLP, omits any discussion of these debt securities and the
    opinion delivered by your Senior Vice President and General Counsel, Robert A.
    Waterman, is expressly limited to the laws of the State of Tennessee. Therefore, you will
    need to amend your registration statement to submit an additional opinion that opines that
    these securities are legal, binding obligations subject to the laws of bankruptcy and
    equitable principles of the State of New York.

                                *   *   *

As appropriate, please revise your information statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard A. Fenyes, Esq.
        John C. Ericson, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017-3954